UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 23, 2019

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated May 23, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 23, 2019	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
FIRST QUARTER 2019 RESULTS
Highlights

•
GAAP net loss attributable to shareholders of Teekay of $84.3 million, or $0.84 per share, and adjusted net loss attributable to shareholders of Teekay(1) of $13.0 million, or $0.13 per share (excluding items listed in Appendix A to this release).

•	Total Adjusted EBITDA(1) of $237.0 million.

•	In May 2019, completed the sale of all of the Company’s remaining interests in Teekay Offshore to Brookfield for total cash proceeds of $100 million.

•
In May 2019, refinanced Teekay's 2020 bond maturity with a new $250 million private offering of 9.25% senior secured notes maturing in November 2022, proceeds from the sale of Teekay Offshore, and existing cash balances.

•	Teekay LNG increased its quarterly cash distributions on common units by 36 percent, as part of a balanced capital allocation strategy.

Hamilton, Bermuda, May 23, 2019 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the quarter ended March 31, 2019. These results include the Company’s two publicly-listed consolidated subsidiaries Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) (collectively, the Daughter Entities) and its equity-accounted investment in publicly-listed Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), which the Company sold in May 2019, and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than the Daughter Entities and Teekay Offshore, is referred to in this release as Teekay Parent. Please refer to the first quarter 2019 earnings releases of Teekay LNG, Teekay Tankers and Teekay Offshore, which are available on Teekay's website at www.teekay.com, for additional information on their respective results.

Financial Summary

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
(in thousands of U.S. dollars, except per share amounts)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	481,213	491,532	394,022
Income from vessel operations	84,232	88,811	18,505
Equity (loss) income	(61,653)	19,356	27,117
Net loss attributable to shareholders in Teekay	(84,257)	(18,353)	(20,555)
Loss per share attributable to shareholders of Teekay	(0.84)	(0.18)	(0.21)
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA(1)	236,960	246,675	168,364
Adjusted Net Loss attributable to shareholders of Teekay(1)	(12,955)	(2,014)	(18,324)
Adjusted Net Loss per share attributable to shareholders of Teekay(1)	(0.13)	(0.02)	(0.19)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent Adjusted EBITDA(1)	(1,802)	3,081	13,222
Total Teekay Parent Free Cash Flow(1)	(13,763)	(11,000)	(3,212)

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

In the first quarter of 2019, the Company made certain changes to its non-GAAP financial measures to more closely align with internal management reporting and annual reporting filed with the U.S. Securities and Exchange Commission (SEC) under Form 20-F. Cash Flow from Vessel Operations (CFVO) and CFVO of Equity-Accounted for Investments are replaced with Total Adjusted EBITDA and Adjusted EBITDA from Equity-Accounted Vessels, respectively. Please refer to "Definitions and Non-GAAP Financial Measures" in this release for definitions of these non-GAAP financial measures and information about the changes made.

CEO Commentary

“In the first quarter of 2019, our total adjusted EBITDA increased by approximately $70 million, or over 40 percent, from the same period of the prior year, primarily driven by the contract start-up of various growth projects across the Teekay Group, certain LNG vessels commencing new contracts at higher rates and higher spot tanker rates,” commented Kenneth Hvid, Teekay’s President and Chief Executive Officer. “Our consolidated and Teekay Parent results in the first quarter of 2019 were negatively impacted by lower revenues from Teekay Parent’s directly-owned FPSO units as a result of some unplanned maintenance, lower production and the adoption of the new lease accounting standard, which reduced revenues by approximately $8 million in the first quarter of 2019.”

Mr. Hvid continued, “The divestment of our remaining interests in Teekay Offshore was an important milestone in our evolution and is aligned with Teekay’s strategy to simplify and focus on our core gas and tanker businesses. The net proceeds from the divestment allowed us to further delever Teekay Parent’s balance sheet, while also enabling us to reduce the size of the new bond offering to $250 million and shorten the tenor to 3.5 years, which provides a more flexible and lower cost structure to better suit our delevering strategy. Since the beginning of 2018, we have reduced Teekay Parent’s gross debt by over $260 million, or 40 percent, which is expected to reduce Teekay Parent’s interest expense and increase its free cash flow.”

“With the completion of our 2020 bond refinancing, the near completion of all our LNG growth projects, and the anticipated improving tanker and gas shipping market fundamentals, we believe that we have reached a positive turning point and are now positioned to create greater long-term value.”

“Despite the near-term weakness in the spot LNG carrier market, we continued to take advantage of the improving market fundamentals through Teekay LNG by securing one to three-year charters on multiple LNG carriers at attractive rates. Teekay LNG continues to report cash flow growth mainly driven by recent LNG carrier newbuilding deliveries and the start-up of various LNG carrier charter contracts at higher rates. In addition, as expected, Teekay LNG increased its quarterly cash distributions by 36 percent for the first quarter, which is part of its balanced capital allocation strategy that allows Teekay LNG to return additional capital to unitholders while also continue to delever its balance sheet.”

“Teekay Tankers benefitted from another quarter of strong tanker rates, which has resulted in two consecutive profitable quarters. However, spot tanker rates declined in the latter half of the first quarter due to certain seasonal and temporary factors. Looking ahead, we believe the tanker market fundamentals continue to support a market recovery that would increase both cash flows and asset values. With a stronger liquidity position and significant operating leverage, we believe that Teekay Tankers is well-positioned to benefit from a tanker market recovery.”

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the quarter ended March 31, 2019, compared to the same period of the prior year, were positively impacted primarily by higher earnings in Teekay LNG due to the delivery and contract start-up of several newbuildings during the past year as well as higher revenues earned from certain existing LNG carriers and multi-gas vessels and higher earnings in Teekay Tankers primarily as a result of an increase in spot tanker rates.

These increases were partially offset primarily by lower revenues from Teekay Parent's three directly-owned floating production, storage and offloading (FPSO) units in the first quarter of 2019, compared to the same period of the prior year, as a result of lower oil production and average oil prices, an increase in unplanned maintenance days, and lower revenues recognized in the first quarter of 2019 due to timing differences resulting from the adoption of the new lease accounting standards effective January 1, 2019.

In addition, GAAP net loss was negatively impacted in the three months ended March 31, 2019, compared to the same quarter of the prior year, by various items, including a write-down of $64.9 million of Teekay Parent's investment in Teekay Offshore, and an increase in unrealized losses on non-designated derivative instruments, partially offset by a decrease in asset impairments.

Teekay Parent

Total Teekay Parent Free Cash Flow(1) was negative $13.8 million during the first quarter of 2019, compared to negative $3.2 million for the same period of the prior year primarily due to: lower revenues from the Banff and Hummingbird Spirit FPSO units due to contractual production tariffs linked to oil prices, which were lower in the first quarter of 2019 compared to the same period in the prior year, lower revenues for the Foinaven FPSO unit due to lower production in the first quarter of 2019 and, as a result of the adoption of the new lease accounting standard in 2019, there was a deferral in 2019 of the recognition of approximately $4 million of additional incentive revenue related to the Foinaven FPSO and Banff FPSO units which would have been recognized in the first quarter of 2019 under the accounting standard in effect in 2018, and lower cash distributions from Teekay Offshore as its distributions were reduced to zero in January 2019. These decreases were partially offset by a 36 percent increase in Teekay LNG’s quarterly distribution in the first quarter of 2019 and lower Teekay Parent interest expense due to repurchase of a portion of its 8.5% 2020 bonds and repayments made on two revolving credit facilities since the beginning of 2018. Please refer to Appendix D of this release for additional information about Teekay Parent's Free Cash Flow.

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States GAAP.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s net income and total adjusted EBITDA for the three months ended March 31, 2019, compared to the same quarter of the prior year, were positively impacted primarily by: the deliveries of six wholly-owned LNG carrier newbuildings (the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit) between February 2018 and January 2019; higher earnings from the Torben Spirit due to an increased charter rate from a new three-year charter contract which commenced in December 2018; higher earnings from Teekay LNG's seven multi-gas carriers which earned higher spot revenues during the first quarter of 2019; earnings from the Magellan Spirit which has been employed on a charter-out basis since October 2018 to March 2019; and the deliveries of three LNG carrier newbuildings between January 2018 and January 2019 and the delivery of the second ARC7 LNG carrier newbuilding in September 2018 in two of Teekay LNG's joint ventures, with Teekay LNG’s ownership interest in these vessels ranging from 20 to 30 percent, and 50 percent, respectively. These increases were partially offset by an increase in off-hire days in the first quarter of 2019 for certain of Teekay LNG's vessels due to repairs and a scheduled dry docking.

In addition, GAAP net income was negatively impacted by unrealized losses of $4.4 million on non-designated derivative instruments in Teekay LNG’s equity-accounted investments in the first quarter of 2019 compared to gains on designated and non-designated derivative instruments of $11.5 million in the first quarter of 2018, and due to a gain of $5.6 million recognized on the sale of Teekay LNG's 50 percent-owned joint venture with Exmar NV (the Excelsior Joint Venture) during the first quarter of 2018. These decreases were partially offset by write-downs of $18.7 million for the Alexander Spirit, European Spirit and African Spirit conventional tankers to their estimated fair values recorded during the first quarter of 2018.

Please refer to Teekay LNG's first quarter 2019 earnings release for additional information on the financial results for this entity.

Teekay Tankers

Teekay Tankers' net income and total adjusted EBITDA for the three months ended March 31, 2019 increased in comparison to the same period of the prior year, primarily due to higher average spot tanker rates and lower general and administrative expenses.

In addition, GAAP net income was negatively impacted by unrealized losses of $1.8 million on non-designated derivative instruments in the first quarter of 2019 compared to gains on non-designated derivative instruments of $3.0 million in the first quarter of 2018.

Please refer to Teekay Tankers' first quarter 2019 earnings release for additional information on the financial results for this entity.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent

In late April 2019, Teekay Parent agreed to sell to Brookfield Business Partners L.P., together with its institutional partners (collectively Brookfield), all of the Company’s remaining interests in Teekay Offshore, which includes the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Teekay Offshore, for total cash proceeds of $100 million. The transaction closed on May 8, 2019.

In May 2019, Teekay Parent completed a private offering for $250 million in aggregate principal amount of 9.25% senior secured notes due November 2022 (the Notes). The Notes are guaranteed on a senior secured basis by certain of Teekay’s subsidiaries and will initially be secured by first-priority liens on two of Teekay Parent's FPSO units, the Petrojarl Banff and Hummingbird Spirit, a pledge of the equity interests of the Teekay subsidiary that owns all of Teekay’s common units of Teekay LNG and all of Teekay’s Class A common shares of Teekay Tankers and a pledge of the equity interests in the Teekay subsidiaries that own its three FPSO units. In addition, Teekay Parent completed the settlement of its cash tender offer to purchase its outstanding 8.5% senior notes due 2020 (2020 Notes), repurchasing $460.9 million of the $497.7 million aggregate principal amount outstanding prior to the tender offer. Of the $460.9 million of repurchases of the 2020 Notes, $458.0 million was repurchased for total consideration of $1,032.50 per $1,000 of principal amount and $2.9 million was repurchased for total consideration of $982.50 per $1,000 of principal amount.
Teekay LNG

In April 2019, Teekay LNG secured a three-year fixed-rate charter contract for the Magellan Spirit LNG carrier, which is expected to commence at the end of May 2019, and concurrently extended the current charter-in contract from the Teekay LNG-Marubeni Joint Venture to cover the same three-year period.

In May 2019, Teekay LNG extended its fixed-rate charter contract of the Polar Spirit LNG carrier for three additional years at a charter rate in excess of the previous fixed-rate. The charter extension commenced on May 7, 2019.

In addition, in May 2019, Teekay LNG secured one-year fixed-rate charter contracts on both the Arwa Spirit and Marib Spirit LNG carriers, which are expected to commence mid-June and early-July 2019, respectively, both of which are owned by the Teekay LNG-Marubeni Joint Venture.

In February 2019, Teekay LNG entered into a commercial management agreement with Lauritzen Kosan A/S (Manager), a third-party commercial manager, pursuant to which the Manager will commercially manage Teekay LNG's seven multi-gas vessels. In May 2019, Teekay LNG completed the transition of the commercial management of all seven multi-gas vessels to the Manager.

Teekay Tankers

In January 2019, Teekay Tankers entered into a time charter-out contract for one Suezmax tanker for a firm period of six months at a daily rate of $27,500.

In April 2019, Teekay Tankers entered into a time charter-in contract for an Aframax vessel for a firm period of two years, plus an extension option, which is expected to commence by July 2019 at a daily rate of $21,000.

Teekay Tankers' current dividend policy is to pay out 30 to 50 percent of its quarterly adjusted net income, subject to reserves the Board of Directors may determine are necessary for the prudent operation of the company. Given the losses generated during the first three quarters of 2018, and the additional debt incurred from recent financing transactions to improve its liquidity position as well as the current tanker market weakness, Teekay Tankers has elected to reserve the amount that would have otherwise been paid out as a dividend for the first quarter of 2019 to reduce outstanding debt.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Liquidity
As at March 31, 2019, Teekay Parent had total liquidity of approximately $355.9 million (consisting of $213.1 million of cash and cash equivalents and $142.8 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay had consolidated total liquidity of approximately $795.6 million (consisting of $410.7 million of cash and cash equivalents and $384.9 million of undrawn revolving credit facilities).
Conference Call
The Company plans to host a conference call on Thursday, May 23, 2019 at 2:00 p.m. (ET) to discuss its results for the first quarter of 2019. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800)-667-5617 or (647) 490-5367, if outside North America, and quoting conference ID code 6079686.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter 2019 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay is a leading provider of international crude oil and gas marine transportation services and also provides offshore production and logistics. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), the world’s third largest independent owner and operator of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $11 billion, comprised of approximately 155 liquefied gas, offshore, and conventional tanker assets. With offices in 12 countries and approximately 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the SEC. These non-GAAP financial measures, which include, Adjusted Net Loss Attributable to Shareholders of Teekay, Teekay Parent GPCO Free Cash Flow, Teekay Parent Free Cash Flow, Net Interest Expense and Adjusted Equity Income, and commencing in the first quarter of 2019, Adjusted EBITDA, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
In prior periods, the Company reported Cash Flow from Vessel Operations (CFVO), as a non-GAAP measure. In the first quarter of 2019, the Company made certain changes to its non-GAAP financial measures to more closely align with internal management reporting, annual reporting with the SEC under Form 20-F and metrics used by certain investors. CFVO from Consolidated Vessels and Total CFVO are replaced with Consolidated Adjusted EBITDA and Total Adjusted EBITDA, respectively, for current and comparative periods.
Non-GAAP Financial Measures
Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, foreign exchange gain (loss), items included in other (loss) income, write-down and (loss) gain on sale of vessels, equipment and other operating assets, amortization of in-process revenue contracts, adjustments for direct financing leases to a cash basis, unrealized gains (loss) on derivative instruments, realized losses on interest rate swaps, realized losses on interest rate swap amendments and terminations, loss on deconsolidation of Teekay Offshore, writedowns related to equity-accounted investments, and our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity (loss) income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Adjusted Net Loss Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net loss, and refer to footnote (3) of the statements of loss for a reconciliation of adjusted equity income to equity (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Teekay Parent Financial Measures
Teekay Parent Adjusted EBITDA represents the sum of (a) distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers) and its equity-accounted investment in Teekay Offshore, net of Teekay Parent’s corporate general and administrative expenditures for the given quarter and (b) Adjusted EBITDA attributed to Teekay Parent’s directly-owned and chartered-in assets. Teekay Parent Free Cash Flow represents Teekay Parent Adjusted EBITDA, less Teekay Parent’s net interest expense and dry-dock expenditures for the given quarter. Net Interest Expense includes interest expense, interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Loss
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
	(unaudited)	(unaudited)	(unaudited)

Revenues	481,213	491,532	394,022

Voyage expenses	(103,123)	(117,199)	(85,877)
Vessel operating expenses	(156,992)	(162,268)	(157,935)
Time-charter hire expense	(29,838)	(25,434)	(19,411)
Depreciation and amortization	(72,107)	(71,069)	(67,311)
General and administrative expenses	(22,972)	(26,751)	(24,183)
Asset impairments	(3,328)	—	(18,662)
Restructuring charges (1)	(8,621)	—	(2,138)
Income from vessel operations	84,232	88,811	18,505

Interest expense	(73,671)	(72,632)	(54,625)
Interest income	2,689	2,650	1,677
Realized and unrealized (loss) gain on
non-designated derivative instruments(2)	(5,423)	(32,833)	9,426
Equity (loss) income (3)	(61,653)	19,356	27,117
Income tax expense	(5,036)	(6,727)	(4,117)
Foreign exchange (loss) gain	(2,630)	(5,764)	22
Loss on deconsolidation of Teekay Offshore	—	—	(7,070)
Other income (loss) – net	28	782	(915)
Net loss	(61,464)	(6,357)	(9,980)
Net income attributable to
non-controlling interests	(22,793)	(11,996)	(10,575)
Net loss attributable to the shareholders of
Teekay Corporation	(84,257)	(18,353)	(20,555)
Loss per common share of Teekay Corporation
- Basic and Diluted	$(0.84)	$(0.18)	$(0.21)
Weighted-average number of common
shares outstanding
- Basic and Diluted	100,520,421	100,435,155	97,333,503

(1) Restructuring charges for the three months ended March 31, 2019 included approximately $6.5 million related to severance costs resulting from the termination of certain management services contracts in Teekay Parent, which were fully recovered from the customer and such recovery is included in Revenues. The remaining amount relates to severance costs associated with the sale and termination of the charter contract of the Toledo Spirit Suezmax tanker in Teekay LNG.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(2)
Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of loss. The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to:
Interest rate swap agreements	(1,688)	(2,354)	(4,809)
Forward freight agreements	(13)	274	—
	(1,701)	(2,080)	(4,809)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(6,021)	(10,469)	15,919
Stock purchase warrants	2,316	(20,202)	(1,684)
Forward freight agreements	(17)	(82)	—
	(3,722)	(30,753)	14,235
Total realized and unrealized (losses) gains on derivative instruments	(5,423)	(32,833)	9,426

(3) The Company’s proportionate share of items within equity (loss) income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity (loss) income as reflected in the consolidated statements of loss, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
	(unaudited)	(unaudited)	(unaudited)
Equity (loss) income:	(61,653)	19,356	27,117
Proportionate share of unrealized losses (gains) on derivative instruments	8,765	15,387	(19,477)
Write-down of investment in Teekay Offshore(i)	64,900	—	—
Other(ii)	—	(10,411)	1,532
Equity income adjusted for items in Appendix A	12,012	24,332	9,172

(i)
The Company wrote-down its equity-accounted investment in Teekay Offshore as a result of the sale of all of the Company's remaining interests in Teekay Offshore to Brookfield in May 2019. The Company expects to recognize a further loss on sale of approximately $10 million, some of which will be presented in realized and unrealized gains and losses on non-designated derivatives, in the second quarter of 2019.

(ii)
Other for the three months ended December 31, 2018 includes the Company's gain on the sale of its 43.5% stake in Magnora ASA (or Magnora, previously Sevan Marine ASA) and the Company's proportionate share of write-downs and gain on sale of vessels by Teekay Offshore and a decrease in the deferred income tax asset for Teekay Offshore's Norwegian tax structure. Other for the three months ended March 31, 2018 includes the Company's proportionate share of the gain (loss) on sale of vessels, equipment and other operating assets in Teekay LNG's Exmar LPG joint venture, partially offset by the impairment of two shuttle tankers in Teekay Offshore, transaction fees relating to the historical amendment of certain interest rate swaps in Teekay Offshore, depreciation expense as a result of the change in the useful life and residual value estimates of certain of Teekay Offshore's shuttle tankers, a decrease in the deferred income tax asset for Teekay Offshore's Norwegian tax structure and the write-down of loans receivable from Gemini Tankers LLC.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at March 31,	As at December 31,
	2019	2018
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	213,090	220,238
Cash and cash equivalents - Teekay LNG	122,589	149,014
Cash and cash equivalents - Teekay Tankers	75,045	54,917
Current portion of loans to equity-accounted investments	153,409	169,197
Other current assets	259,888	251,527
Restricted cash - Teekay Parent	2,040	2,030
Restricted cash - Teekay LNG	78,015	73,850
Restricted cash - Teekay Tankers	5,524	5,590
Vessels and equipment - Teekay Parent	292,653	304,049
Vessels and equipment - Teekay LNG	3,403,379	3,242,581
Vessels and equipment - Teekay Tankers	1,864,425	1,883,561
Operating lease right-of-use assets (1)	173,945	—
Advances on newbuilding contracts	—	86,942
Net investment in direct financing leases	571,796	575,163
Investments in and loans to equity-accounted investments	1,106,572	1,193,741
Other non-current assets	159,115	179,270
Total Assets	8,481,485	8,391,670
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities and other	268,897	254,380
Advances from affiliates	64,406	75,292
Current portion of long-term debt - Teekay Parent	255,458	—
Current portion of long-term debt - Teekay LNG	201,362	217,120
Current portion of long-term debt - Teekay Tankers	146,843	127,132
Long-term debt - Teekay Parent	349,637	614,341
Long-term debt - Teekay LNG	3,121,709	3,051,212
Long-term debt - Teekay Tankers	939,222	983,563
Derivative liabilities	75,244	68,557
Operating lease liabilities (1)	161,479	—
Other long-term liabilities	141,138	133,045
Equity:
Non-controlling interests	2,040,496	2,058,037
Shareholders of Teekay	715,594	808,991
Total Liabilities and Equity	8,481,485	8,391,670

Net debt - Teekay Parent(2)	389,965	392,073
Net debt - Teekay LNG(2)	3,122,467	3,045,468
Net debt - Teekay Tankers(2)	1,005,496	1,050,188
(1) Upon adoption of the new lease accounting standard on January 1, 2019, the Company's long-term chartered-in vessels, with lease terms of more than one year, are now treated as operating lease right-of-use assets and operating lease liabilities. This resulted in an increase in the Company’s assets and liabilities by $161.5 million at March 31, 2019.

(2)	Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2019	2018
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	(61,464)	(9,980)
Non-cash and non-operating items:
Depreciation and amortization	72,107	67,311
Unrealized loss (gain) on derivative instruments	5,642	(37,309)
Asset impairments	3,328	18,662
Loss on deconsolidation of Teekay Offshore	—	7,070
Equity loss (income), net of dividends received	68,661	(26,369)
Income tax expense	5,036	4,117
Foreign exchange loss and other	7,236	29,697
Direct financing lease payments received	3,025	—
Change in operating assets and liabilities	16,295	(11,635)
Expenditures for dry docking	(14,712)	(8,454)
Net operating cash flow	105,154	33,110

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	138,082	263,920
Prepayments of long-term debt	(176,581)	(237,824)
Scheduled repayments of long-term debt	(54,877)	(64,501)
Proceeds from financing related to sales-leaseback of vessels	158,680	126,273
Repayments of obligations related to finance leases	(23,199)	(15,246)
Net proceeds from equity issuances of Teekay Corporation	—	103,696
Repurchase of Teekay LNG common units	(9,497)	—
Distributions paid from subsidiaries to non-controlling interests	(13,892)	(19,824)
Cash dividends paid	(5,523)	(5,514)
Other financing activities	(24)	(524)
Net financing cash flow	13,169	150,456

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(124,540)	(168,287)
Proceeds from sale of equity-accounted investments	—	54,438
Investment in equity-accounted investments	(2,864)	(19,604)
Cash of transferred subsidiaries on sale, net of proceeds received	—	(25,254)
Other investing activities	(255)	2,358
Net investing cash flow	(127,659)	(156,349)

(Decrease) increase in cash, cash equivalents and restricted cash	(9,336)	27,217
Cash, cash equivalents and restricted cash, beginning of the period	505,639	552,174
Cash, cash equivalents and restricted cash, end of the period	496,303	579,391

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31,		December 31,		March 31,
	2019		2018		2018
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net loss – GAAP basis	(61,464)		(6,357)		(9,980)
Adjust for: Net income attributable to
non-controlling interests	(22,793)		(11,996)		(10,575)
Net loss attributable to
shareholders of Teekay	(84,257)	(0.84)	(18,353)	(0.18)	(20,555)	(0.21)
(Subtract) add specific items affecting net loss
Unrealized losses (gains) from derivative
instruments(2)	12,488	0.12	46,140	0.46	(34,452)	(0.35)
Foreign exchange loss (gains)(3)	1,196	0.01	4,526	0.04	(1,399)	(0.01)
Write-down and loss on sale of vessels and other assets(4)	68,228	0.68	3,697	0.04	16,839	0.18
Restructuring charges, net of recoveries	2,158	0.02	—	—	2,138	0.02
Loss on deconsolidation of Teekay Offshore	—	—	—	—	7,070	0.07
Other(5)	1,998	0.02	(12,526)	(0.12)	5,650	0.05
Non-controlling interests’ share of items above(6)	(14,766)	(0.15)	(25,498)	(0.26)	6,385	0.06
Total adjustments	71,302	0.71	16,339	0.16	2,231	0.02
Adjusted net loss attributable to
shareholders of Teekay	(12,955)	(0.13)	(2,014)	(0.02)	(18,324)	(0.19)

(1)	Basic per share amounts.

(2)
Reflects the unrealized losses (gains) relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those investments included in the Company's proportionate share of equity income (loss) from joint ventures, and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange gains primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	For details on the write-down and loss on sale of vessels and other assets for the three months ended March 31, 2019, refer to footnote (3) of the summary consolidated statement of loss.

(5)	Includes the loan extinguishment costs related to Teekay LNG's refinancing of one of its debt facilities for the three months ended March 31, 2019.

(6)
Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended March 31, 2019
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	149,744	232,501	100,097	(1,129)	481,213

Voyage expenses	(5,775)	(97,339)	(9)	—	(103,123)
Vessel operating expenses	(26,101)	(54,587)	(77,433)	1,129	(156,992)
Time-charter hire expense	(5,591)	(9,448)	(14,799)	—	(29,838)
Depreciation and amortization	(34,126)	(29,865)	(8,116)	—	(72,107)
General and administrative expenses	(6,632)	(9,165)	(7,175)	—	(22,972)
Asset impairments	—	—	(3,328)	—	(3,328)
Restructuring charges	(2,158)	—	(6,463)	—	(8,621)

Income (loss) from vessel operations	69,361	32,097	(17,226)	—	84,232

Interest expense	(42,217)	(16,942)	(14,578)	66	(73,671)
Interest income	1,078	365	1,312	(66)	2,689
Realized and unrealized (loss) gain on
non-designated derivative instruments	(6,617)	(847)	2,041	—	(5,423)
Equity income (loss)	5,578	753	(67,984)	—	(61,653)
Equity in earnings of subsidiaries(2)	—	—	13,779	(13,779)	—
Income tax (expense) recovery	(2,578)	(2,614)	156	—	(5,036)
Foreign exchange loss	(731)	(412)	(1,487)	—	(2,630)
Other income (loss) – net	251	47	(270)	—	28
Net income (loss)	24,125	12,447	(84,257)	(13,779)	(61,464)
Net income attributable to
non-controlling interests(3)	(2,508)	—	—	(20,285)	(22,793)
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	21,617	12,447	(84,257)	(34,064)	(84,257)

(1)	Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended March 31, 2019
(in thousands of U.S. dollars)
(unaudited)

				Teekay
				Parent
	FPSOs	Other(1)	GPCO	Total

Revenues	49,438	50,659	—	100,097

Voyage expenses	(9)	—	—	(9)
Vessel operating expenses	(36,925)	(40,508)	—	(77,433)
Time-charter hire expense	(11,102)	(3,697)	—	(14,799)
Depreciation and amortization	(8,036)	(80)	—	(8,116)
General and administrative expenses	(2,595)	(96)	(4,484)	(7,175)
Asset impairments	(3,328)	—	—	(3,328)
Restructuring charges (2)	—	(6,463)	—	(6,463)
Loss from vessel operations	(12,557)	(185)	(4,484)	(17,226)

Depreciation and amortization	8,036	80	—	8,116
Asset impairments	3,328	—	—	3,328
Amortization of in-process revenue
contracts and other	(1,919)	804	—	(1,115)
Daughter entities distributions (3)	—	—	5,095	5,095
Teekay Parent adjusted EBITDA	(3,112)	699	611	(1,802)

(1)	Includes the results of two chartered-in FSO units owned by Teekay Offshore.

(2)	The restructuring charges are related to seafarers' severance amounts, which were fully recovered from the customer and such recovery is included in Revenues.

(3)
In addition to the adjusted EBITDA generated by its directly owned and chartered-in assets, Teekay Parent also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay LNG. For the three months ended March 31, 2019, Teekay Parent received cash distributions from Teekay LNG totaling $5.1 million, including those made with respect to its general partner interests in Teekay LNG. Distributions received for a given quarter consist of the amount of distributions relating to such quarter but received by Teekay Parent in the following quarter. Please refer to Appendix D of this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO
Daughter Entities distributions to Teekay Parent(1)
Limited Partner interests(2)
Teekay LNG	4,790	3,529	3,529
Teekay Offshore	—	—	566
GP interests
Teekay LNG	305	227	228
Teekay Offshore(3)(4)	—	—	16
Other Dividends
Teekay Tankers(2)(5)	—	—	—
Teekay Offshore	—	—	—
Total Daughter Entity Distributions to Teekay Parent	5,095	3,756	4,339
Corporate general and administrative expenses	(4,484)	(5,134)	(5,647)
Total Teekay Parent GPCO	611	(1,378)	(1,308)

TEEKAY PARENT OPCO
Teekay Parent OPCO (6)
FPSOs	(3,112)	3,737	13,538
Other	699	722	992
Total Teekay Parent OPCO (7)	(2,413)	4,459	14,530

TEEKAY PARENT ADJUSTED EBITDA	(1,802)	3,081	13,222

Net interest expense(8)	(11,961)	(14,081)	(16,434)

TOTAL TEEKAY PARENT FREE CASH FLOW	(13,763)	(11,000)	(3,212)

Weighted-average number of common shares - Basic	100,520,421	100,435,155	97,333,503

(1)	Daughter Entities dividends and distributions for a given quarter consist of the amount of dividends and distributions relating to such quarter but received by Teekay Parent in the following quarter.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(2)
Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and equity-accounted investment in Teekay Offshore for the periods as follows:

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.19	$0.14	$0.14
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274
Total distribution	$4,789,572	$3,529,158	$3,529,158
Teekay Offshore
Distribution per common unit	$—	$—	$0.01
Common units owned by
Teekay Parent	56,587,484	56,587,484	56,587,484
Total distribution	$—	$—	$565,875
Teekay Tankers
Dividend per share	$—	$—	$—
Shares owned by Teekay Parent(3)	77,298,441	77,298,441	77,298,441
Total dividend	$—	$—	$—

(3)	In July 2018, Brookfield exercised its option to acquire an additional 2% ownership interest in Teekay Offshore's general partner from Teekay.

(4)
For the first three quarters of 2018, Teekay Offshore paid a quarterly distribution of $0.01 per common unit. Commencing with the distribution for the fourth quarter of 2018, Teekay Offshore's Board reduced the quarterly distribution to zero.

(5)
Includes Class A and Class B shareholdings. Teekay Tankers' past dividend policy was to pay out 30 percent to 50 percent of its quarterly adjusted net income (as defined), with a minimum quarterly dividend of $0.03 per share, subject to reserves the Teekay Tankers' Board of Directors may determine are necessary for the prudent operation of Teekay Tankers. Commencing with the dividend for the first quarter of 2018, Teekay Tankers' Board of Directors eliminated the minimum quarterly dividend; however, the variable portion of the dividend policy was maintained.

(6)	Please refer to Appendices C and E for additional financial information on Teekay Parent’s adjusted EBITDA.

(7)	Excludes corporate general and administrative expenses relating to Teekay Parent GPCO.

(8)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
	(unaudited)	(unaudited)	(unaudited)
Net loss	(61,464)	(6,357)	(9,980)
Depreciation and amortization	72,107	71,069	67,311
Interest expense, net of interest income	70,982	69,982	52,948
Income tax expense	5,036	6,727	4,117
EBITDA	86,661	141,421	114,396
Specific income statement items affecting EBITDA:
Asset impairments and loss on sale of vessels	3,328	—	18,662
Direct finance lease payments received in excess of revenue recognized	3,218	2,475	2,887
Amortization of in-process contracts and other	(1,115)	(2,609)	(2,469)
Realized and unrealized loss (gain) on derivative instruments	5,423	32,833	(9,426)
Equity loss (income)	61,653	(19,356)	(27,117)
Foreign currency exchange loss	2,630	5,764	(22)
Loss on deconsolidation of Teekay Offshore	—	—	7,070
Other (income) expense - net	(28)	(782)	915
Consolidated Adjusted EBITDA	161,770	159,746	104,896
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	75,190	86,929	63,468
Total Adjusted EBITDA	236,960	246,675	168,364

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2019		December 31, 2018		March 31, 2018
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)	100%	Portion(1)
Revenues	494,729	119,506	601,685	136,738	466,765	111,857
Voyage expenses	(36,946)	(6,237)	(43,289)	(7,502)	(37,567)	(6,214)
Vessel operating expenses, time-charter hire expense and general and administrative expenses	(182,153)	(42,112)	(194,623)	(46,201)	(198,344)	(45,839)
Depreciation and amortization	(112,611)	(25,918)	(129,669)	(28,917)	(125,756)	(27,181)
Asset impairments and loss on sale of vessels	—	—	(26,292)	(3,697)	(25,493)	(3,775)
Income from vessel operations of equity-accounted vessels	163,019	45,239	207,812	50,421	79,605	28,848

Net interest expense	(105,894)	(28,856)	(103,802)	(28,380)	(75,131)	(20,841)
Income tax expense	(5,176)	(1,388)	(5,586)	(785)	(26)	(13)
Realized and unrealized (loss) gain on derivative instruments	(48,296)	(10,033)	(68,208)	(16,625)	65,980	14,588
Other expense - net	(12,581)	(1,715)	(9,065)	(577)	1,869	(1,028)
(Writedowns) and gains on sale of equity-accounted investments		(64,900)		15,302		5,563

Net (loss) income / equity (loss) income of equity-accounted vessels	(8,928)	(61,653)	21,151	19,356	72,297	27,117

Net (loss) income / equity (loss) income of equity-accounted vessels	(8,928)	(61,653)	21,151	19,356	72,297	27,117
Depreciation and amortization	112,611	25,918	129,669	28,917	125,756	27,181
Interest expense, net of interest income	105,894	28,856	103,802	28,380	75,131	20,841
Income tax expense	5,176	1,388	5,586	785	26	13
EBITDA	214,753	(5,491)	260,208	77,438	273,210	75,152
Specific income statement items affecting EBITDA:
Asset impairments and loss on sale of vessels	—	—	26,292	3,697	25,493	3,775
Direct finance lease payments received in excess of revenue recognized	14,689	5,133	14,057	5,066	13,773	4,665
Amortization of in-process contracts and other	(1,722)	(936)	(1,804)	(965)	(6,190)	(1,062)
Realized and unrealized loss (gain) on derivative instruments	48,296	10,033	68,208	16,625	(65,980)	(14,588)
Realized (loss) gain on foreign currency forward contracts	(1,175)	(165)	(1,470)	(207)	431	61
Other (income) expense - net(2)	12,581	1,716	9,065	577	(1,869)	1,028
Write-down and (gain) on sale of equity-accounted investments		64,900		(15,302)		(5,563)
Adjusted EBITDA from equity-accounted vessels(3)	287,422	75,190	374,556	86,929	238,868	63,468

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1) The Company’s proportionate share of its equity-accounted vessels and other investments, including its investment in Teekay Offshore, ranges from 14 percent to 52 percent.
(2) For the three months ended December 31, 2018, includes a gain on the sale of Teekay's 43.5% stake in Magnora in November 2018. For the three months ended March 31, 2018, includes a gain on the sale of Teekay LNG's 50% ownership interest in the Excelsior Joint Venture.
(3) Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity-accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2018
	(unaudited)
				Teekay
				Parent
	FPSOs	Other	GPCO	Total

Teekay Parent loss from vessel operations	(2,370)	(845)	(5,134)	(8,349)
Depreciation and amortization	8,035	39	—	8,074
Amortisation of in-process revenue contracts and other	(1,928)	1,528	—	(400)
Daughter entities distributions	—	—	3,756	3,756
Adjusted EBITDA – Teekay Parent	3,737	722	(1,378)	3,081

	Three Months Ended March 31, 2018
	(unaudited)
				Teekay
				Parent
	FPSOs	Other	GPCO	Total

Teekay Parent income (loss) from vessel operations	6,882	549	(5,647)	1,784
Depreciation and amortization	8,594	20	—	8,614
Amortisation of in-process revenue contracts and other	(1,938)	423	—	(1,515)
Daughter entities distributions	—	—	4,339	4,339
Adjusted EBITDA – Teekay Parent	13,538	992	(1,308)	13,222

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
	(unaudited)	(unaudited)	(unaudited)
Interest expense	(73,671)	(72,632)	(54,625)
Interest income	2,689	2,650	1,677
Interest expense net of interest income consolidated	(70,982)	(69,982)	(52,948)
Less: Non-Teekay Parent interest expense net of
interest income	(57,716)	(55,223)	(36,363)
Interest expense net of interest income - Teekay Parent	(13,266)	(14,759)	(16,585)
Teekay Parent non-cash accretion and loan cost amortization	1,562	969	673
Teekay Parent realized losses on interest rate swaps	(257)	(291)	(522)
Net interest expense - Teekay Parent	(11,961)	(14,081)	(16,434)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934,as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: Teekay Parent’s delevering and financial flexibility; expected reductions in Teekay Parent’s interest expense and increases in its free cash flow resulting from reductions in Teekay Parent’s gross debt; strengthening of the global tanker market in the second half of 2019 into 2020; improving tanker and gas shipping market fundamentals; Teekay Parent's ability to create greater long-term value; a tanker market recovery that would increase Teekay Tankers’ cash flows and asset values; and the ability of Teekay LNG to return capital to unitholders while also continuing to delever its balance sheet. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: market or counterparty reaction to changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices; issues with vessel operations; increased operating expenses; potential project delays or cancellations; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the effects of IMO 2020; the potential for early termination of long-term contracts of existing vessels; delays in the commencement of charter or other contracts; the ability to fund remaining capital commitments and debt maturities; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2018. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda